Exhibit 99.1

Drilling Extends Mineralization At Lemarchant, Newfoundland

•	14.06% zinc, 6.27% lead, 1.88% copper, 382.9 g/t silver and 2.01 g/t gold over 6.0 metres
•	10.23% zinc, 2.19% lead, 0.78% copper, 148.4 g/t silver and 2.41 g/t gold over 7.1 metres

CZN-TSX
CZICF-OTCQB

VANCOUVER, April 18, 2017 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") is pleased to report the results of the recently completed 2017 winter diamond drill program on its Lemarchant copper-lead-zinc-silver-gold volcanogenic massive sulphide ("VMS") deposit located on the 100%-owned South Tally Pond project in central Newfoundland.

Ten drillholes and three drillhole extensions, totaling 3,070 metres were completed at the Lemarchant massive sulphide deposit. Highlights of the drilling program include:

•	Significant massive sulphide mineralization with mineralized barite was intersected in drillholes LM17-115 and LM17-116 extending the Lemarchant deposit mineralization 35 and 65 metres up-dip respectively on section 102+50N.
LM17-115 : 10.23% zinc, 2.19% lead, 0.78% copper, 148.4 g/t silver, 2.41 g/t gold over 7.1 m.
LM17-116 : 14.06% zinc, 6.27% lead, 1.88% copper, 382.9 g/t silver, 2.01 g/t gold over 6.0 m.

•	Significant massive to semi-massive sulphide mineralization and mineralized barite was intersected in drillholes LM17-110 and LM17-111 extending the Lemarchant deposit mineralization 25 and 50 metres up-dip respectively on section 101+25N.
LM17-110 : 11.20% zinc, 0.46% lead, 0.94% copper, 46.3 g/t silver, 1.06 g/t gold over 6.9 m.
LM17-111 : 2.84% zinc, 1.01% lead, 0.75% copper, 73.4 g/t silver, 0.45 g/t gold over 3.8 m.

•	Mineralized massive barite intervals (separated by a mafic intrusive) were intersected in drillhole LM17-113 extending the Lemarchant deposit mineralization 25 metres on strike to the south on section 100+75N.
LM17-113 : 10.10% zinc, 4.54% lead, 2.32% copper, 147.9 g/t silver, 0.88 g/t gold over 1.5 m.

"The winter drill program has intersected significant extensions of very good grade base and precious metal massive sulphide mineralization, both up-dip and to the immediate south of the currently defined Lemarchant deposit," commented Michael Vande Guchte, VP Canadian Zinc Corporation.

"This new mineralization occurs in areas that remain relatively untested and is expected to add significant tonnage to the currently defined Lemarchant resource. We believe that the Lemarchant deposit is a sizeable volcanogenic massive sulphide system that remains open for expansion".

The recently completed central milling metallurgical research program (see news release dated March 7, 2017) concluded that the Lemarchant is a priority deposit for the potential central milling program. The winter drilling program focused on testing for mineralized extensions to the Lemarchant deposit along strike, up-dip and down-dip of the currently defined Lemarchant resource.

The drilling successfully extended the Lemarchant mineralization up to 65 metres up-dip on two sections located 125 metres apart and 25 metres along strike to the south. The vertical depths of the mineralized drill intercepts range from 130 -170 metres and remain open for further expansion up-dip and along strike.

The newly discovered mineralization has well-developed footwall alteration zones with local zones of intense hydrothermal alteration and stringer mineralization that could help vector to additional mineralization.

The three extended drillholes LM13-90Ext, LM11-68Ext, and LM11-50Ext and drillholes LM17-108, 109 and 117, tested for down-dip extensions to the Lemarchant mineralization below the Lemarchant thrust fault zone. These drill holes intersected variably altered, favorable felsic volcanic rocks with no significant concentrations of base metal mineralization identified.

Significant assay results are provided below with a drillhole location map and key sections provided on the Canadian Zinc website www.canadianzinc.com.

Drillhole	Section	From (m)	To (m)	Length (m)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (g/t)
LM13-90Ext	104+00N	304.4	311.0	6.6	1.78	0.26	0.15	11.09	.08
LM17-108	104+00N	345.6	348.7	3.1	3.32	0.53	0.16	28.52	0.06
LM17-109	102+00N				No assay samples
LM11-68Ext	102+00N				No assay samples
LM17-110	101+25N	150.6	157.5	6.9	11.20	0.46	0.94	46.30	1.06
LM17-111	101+25N	151.4	155.2	3.8	2.84	1.01	0.75	73.40	0.45
LM17-112	101+25N	157.8	190.0	33.2	0.60	0.04	0.35	7.80	0.24
includes		159.8	162.7	2.9	2.89	0.15	0.31	9.10	0.18
LM17-113	100+75N	157.4	158.3	0.9	7.21	2.93	0.36	53.00	0.16
LM17-113	100+75N	161.0	162.5	1.5	10.10	4.54	2.32	147.90	0.88
LM17-114	102+00N	214.0	217.9	3.9	3.85	0.21	0.45	7.80	0.08
LM17-115	102+50N	202.0	209.1	7.1	10.23	2.19	0.78	148.40	2.41
LM17-116	102+50N	212.3	218.3	6.0	14.06	6.27	1.88	382.90	2.01
LM17-116	102+50N	225.3	229.8	4.5	2.59	0.66	0.57	21.50	0.33
LM11-50Ext	108+00N	387.4	398.7	11.3	0.62	0.03	0.13	6.30	0.10
LM17-117	105+00N	295.15	297.1	1.95	3.12	0.89	0.31	38.20	0.31

* All intervals are core length; true thickness is estimated to be near core length.

The results of the 2017 drilling program at the Lemarchant Deposit will be incorporated into the current geological model with plans for a follow-up drill program in the early summer. The future drilling will continue to target the expansion of the Lemarchant deposit and to test several priority targets at Spencers Pond and Lost Pond located in the Lemarchant deposit area.

South Tally Pond Project

The South Tally Pond project covers approximately 13,700 hectares and is located in a proven mining district in the same productive volcanic belt as the past-producing Duck Pond Cu-Zn Mine, owned by Teck Resources. The Lemarchant deposit is situated 20 km southwest of the former Duck Pond Mine.

An initial NI43-101 mineral resource estimate completed on the Lemarchant deposit in 2012 reported an Indicated Resource of 1.24 million tonnes with an average grade of 5.45% Zn, 0.58% Cu, 1.19% Pb, 1.01 g/t Au and 59.17 g/t Ag; and an Inferred Resource of 1.34 million tonnes with an average grade of 3.70% Zn, 0.41% Cu, 0.86% Pb, 1.0 g/t Au and 50.41 g/t Ag.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-stage zinc-lead-silver property, located in the Northwest Territories.

The Company also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits. These include the South Tally Pond project (Lemarchant deposit); Tulks South project (Boomerang-Domino and Tulks East deposits) and Long Lake project (Long Lake deposit).

The Company's exploration strategy in central Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing base metal mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

The recently completed metallurgical research program on the various VMS deposits in Newfoundland successfully demonstrated that the ore from satellite deposits can be successfully processed in a central mill, and that zinc, lead and copper concentrates at marketable grades can be produced (see CZN News Release dated March 7, 2017).

Quality Assurance and Quality Control

Drillhole intervals are core length with true thickness estimated to be 90% of core length. Samples were analyzed for Cu, Pb, Zn, Ag and Au at Eastern Analytical Labs in Springdale, NL from sawn NQ-sized half core sections. Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of drill core. All control samples conformed to the accepted contained grades of base and precious metals. Select samples pulps were shipped to ALS Chemex in North Vancouver, BC for 33-element ICP analysis for further check assays of significant base and precious metal bearing samples. Historical results were obtained from published reports and news releases available in the public domain.

Michael J. Vande Guchte, P.Geo., VP Exploration NL for Canadian Zinc Corporation is responsible for the Newfoundland  exploration programs, and is a Qualified Person as defined by NI 43-101 and has reviewed and has approved the contents of this news release.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

View original content with multimedia: http://www.newswire.ca/en/releases/archive/April2017/18/c2288.html

%CIK: 0000910569

For further information: Alan B. Taylor, Chief Operating Officer & Vice President Exploration, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree: 1-866-688-2001; Michael J. Vande Guchte, Vice President, Exploration NL, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree: 1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 18-APR-17